UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068262

No Act
P.E. 12-9-02
1-04423

December 27, 2002

Act 1934
Section
Rule 14A-8
Public Availability 12/27/2002

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to Hewlett-Packard by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Traci A. Thelen
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, CO 80202-5627

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 9, 2002

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
38126-00456

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of the United Association S&P Index Fund — Securities Exchange Act of 1934 — Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Hewlett-Packard Company ("HP"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent"). The Proposal and Supporting Statement, which the Proponent mailed on November 27, 2002, are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of HP's intention to omit the Proposal and its Supporting Statement from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before HP files its definitive 2003 Proxy Materials with the Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(7), because the Proposal concerns HP's ordinary business operations; and

II. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

THE PROPOSAL

The Proposal requests that HP's Board of Directors:

> [A]dopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials on the bases set forth below.

BASES FOR EXCLUSION

I. The Proposal Micro-Manages HP's Operations under the "Ordinary Business" Rule Analysis. Accordingly, HP May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (avail. May 21, 1998) (the "1998 Release").

The Proposal should be omitted from HP's Proxy Materials because it impermissibly micro-manages HP's compensation plans by seeking to impose specific methods for implementing executive compensation policies. We recognize that since 1992, executive compensation matters generally are not excludable under the first prong of the Staff's Rule 14a-8(i)(7) analysis, which concerns the subject matter of shareowner proposals. *See Baltimore Gas and Electric Co.* (avail. Feb. 13, 1992) (finding that "[i]n view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business."). Although the Staff's position in *Baltimore Gas and Electric Company* and subsequent letters means that a proposal cannot be excluded as ordinary business solely because it involves executive compensation, that does not mean that every proposal addressing executive compensation automatically falls outside the realm of Rule 14a-8(i)(7). As stated in the 1998 Release, the fact that a proposal addresses a significant social policy issue only means "generally" that it is not excludable. Nevertheless, proposals that micro-manage companies remain excludable under the second prong of the Staff's Rule 14a-8(i)(7) analysis.

The Proposal is an example of a shareowner proposal that, although touching upon executive compensation, does not relate to a significant policy issue and instead seeks to impermissibly micro-manage a company. Specifically, the Proposal extends beyond requesting that executive compensation be performance-based to specify that, in order to be performance-based, stock options granted to senior executives must have exercise prices that are "indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level." In other words, this Proposal specifies that a *specific* type of compensation (stock options, not for example restricted stock or other long-term incentive compensation) must be linked in a *specific* way (by adjustment of exercise price, not for example by conditioning the grant or vesting of an option on satisfaction of performance criteria) to a *specific* measure (stock price performance relative to an "industry peer group stock performance index", not relative to a broad-based stock index or to another performance measure, such as net income).

This level of specificity reaches far beyond that needed to further a broad policy goal relating to performance-based executive compensation, and instead seeks to micro-manage the Board's responsibility for determining how best to implement performance-based executive compensation arrangements. Each of these design issues can have significant consequences for the executive compensation program's tax treatment, accounting treatment, effectiveness and consistency with HP's business performance objectives. For example, the selection of a performance criteria can affect whether performance-based compensation qualifies for deductibility under shareowner-approved performance criteria for purposes of Section 162(m) of the Internal Revenue Code. Similarly, linking the exercise price of an option to performance criteria results in variable, mark-to-market accounting charges, whereas other stock option design arrangements may result only in a fixed accounting charge. Likewise, a board could determine it to be more effective and consistent with the company's long-term performance goals to tie stock options to gains in net income or revenue instead of relative stock price performance. Each of these design considerations are not inconsistent with a general policy of having performance-based stock options, yet carry significant implications for a company as to which shareowners as a group may not be in the best position to make an informed judgment. As such, the Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Excluding the Proposal on these grounds is consistent with other Staff's no-action positions concurring that shareowner proposals may be excludable, even though they touch upon executive compensation. For example, the Staff has allowed omission of a shareowner proposal that on its face dealt with executive compensation, but where the use of executive compensation was merely a thinly veiled attempt to effectuate some other impermissible policy goal. *See, e.g., Minnesota Mining and Manufacturing* (avail. Mar. 4, 1999) (shareowner proposal to link executive compensation to general compensation was actually for the purpose of increasing the pay of rank-and-file employees); *RJR Nabisco Holdings Corp.* (avail. Feb. 22, 1999) (shareowner proposal that executive compensation committee adopt a policy of requiring disclosure of the company's relationships with compensation consultants or firms was actually a vehicle to micro-manage the hiring, firing and compensation of external consultants). These no-action letters demonstrate that, even where a shareowner proposal deals with executive compensation, it may still be omitted on ordinary business grounds if the Proposal seeks to micro-manage a company in an impermissible manner by linking executive compensation to a measure that does not itself raise significant social policy issues.

The determination that executive compensation is a significant policy issue only negates the first prong of the ordinary business exclusion, namely, that certain "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release. There remains, however, the second prong of the Staff's analysis under Rule 14a-8(i)(7) regarding "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." *Id.* There is a point at which a shareowner proposal relating to executive compensation, although addressing "significant policy issues," is so particular that it micro-manages a company's executive compensation decisions. Whereas shareowners might be in a position to determine the general desirability of performance-based executive compensation, they are not in a position to make an "informed judgment" as to the complex decision choosing among the numerous methods of creating performance-based incentives. Thus, the Proposal differs from the type of general policy-oriented proposal considered in *First Energy Corp.* (avail. Feb. 27, 2001) (refusing to grant no-action relief under Rule 14a-8(i)(7) for a shareholder proposal requesting the establishment of what the proposal described in general terms as a "performance-based senior executive compensation system for the five mostly highly paid members of management").

The Staff consistently permits the exclusion of shareowner proposals that go beyond addressing a policy issue and instead seek to micro-manage a particular aspect of a company's activities. For example, the Staff generally does not grant no-action relief on ordinary business grounds where shareowner proposals broadly address the policy issue of whether or not a company should make charitable contributions. *See, e.g., General Mills, Inc.* (avail. June 25, 1998); *Aluminum Co. of America* (avail. Dec. 19, 1997) (shareowner proposals requesting that companies refrain from making any charitable contributions). Notwithstanding the fact that a company's charitable contribution policy involves a policy matter that is "extraordinary in nature and beyond [a] [c]ompany's ordinary business operations," the Staff permits the omission of shareowner proposals that micro-manage the company by seeking to require that a company contribute to or not contribute to specific charitable donees. *AT&T Corp* (avail. Feb. 17, 2000) (requiring the inclusion of a proposal broadly dealing with charitable contributions because it "involve[d] a matter of basic corporate policy, which is extraordinary in nature and beyond the [c]ompany's ordinary business operations," and distinguishing such a proposal from those that "pertain to a particular type of charitable organization"). *See also Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996) (permitting exclusion of a shareowner proposal requesting the company to make charitable or political contributions to organizations or campaigns promoting certain causes); *Pacific Gas & Electric Co.* (avail. Jan. 22, 1997) (permitting exclusion of a shareowner proposal criticizing contributions to a specific charity, despite the fact that the proposal dealt "with the social issue of the advocacy of legal rights for Mexican Americans."). Similarly, the distinction should be maintained between those shareowner proposals that generally deal with executive compensation (such as those requiring shareowner approval of executive equity compensation plans), which we recognize as falling outside of Rule 14a-8(i)(7), and those that micro-manage the company by advocating specific changes to executive compensation (such as the instant Proposal).

Similarly, in the context of reviewing proposals addressing significant environmental issues, the Staff has concurred that a company may exclude proposals that go beyond the particular policy issue and interfere with a company's ability to make complex judgments by mandating specific procedures, essentially micro-managing a company. For example, in *E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991), the Staff permitted the exclusion of a shareholder proposal that addressed the phase-out of certain chemicals and development of a program on research and marketing substitutes. In granting no-action relief, the Staff wrote that "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations." *Id; See also Pacific Telesis Group* (avail. Feb. 21, 1990) (granting no-action relief where environmental proposal required certain detailed steps with respect to operating matters); *E.I. du Pont de Nemours* (avail. Feb. 13, 1990) (granting no-action relief where environmental proposal required the implementation of specific reclamation and monitoring procedures in the conduct of uranium milling and disposal activities). In the same manner, although the Proposal submitted here touches upon a policy matter, it is excludable because it micro-manages HP by dictating minute details for implementing a performance-based compensation program.

Because this Proposal would micro-manage HP's compensation decisions by requiring a specific type of compensation be tied to a specific performance-based measure in a specific way, it may be excluded under the second prong of the Staff's analysis under Rule 14a-8(i)(7).

II. The Proposal and Supporting Statement Contain Materially False and Misleading Statements. Accordingly, HP May Exclude the Proposal and the Supporting Statement Pursuant to Rule 14a-8(i)(3).

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareowner proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareowner proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

A. The Proposal Includes a Statement Regarding the Nature of Indexed Stock Options that the Staff Previously Declared Materially False or Misleading.

The Staff previously found an identical sentence to one sentence in the Supporting Statement false or misleading in granting no-action relief in the past and, therefore, HP may exclude this sentence pursuant to Rule 14a-8(i)(3). *See Halliburton Co.* (avail. Jan. 31, 2001). The first sentence of the second paragraph of the Supporting Statement states, "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other types of market indices, interest rates, or the consumer price index, to name a few examples.

The Staff agreed that this statement was misleading when it granted no-action relief in the context of a substantially identical shareowner proposal making an identical assertion. *Id.* (concluding that this "portion of the supporting statement may be materially false or misleading under rule 14a-9" as it failed to clarify that it was "referring only to one type of 'indexed stock options.'") The Staff noted that, if the proponent did not revise the supporting statement in this manner, it would not recommend enforcement if Halliburton were to omit that sentence from its proxy materials in reliance on Rule 14a-8(i)(3).

This statement must be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the Staff has previously found to be false or misleading in *Halliburton* and this statement continues to be false and misleading to shareowners.

B. The Supporting Statement Includes Several Unsubstantiated Opinions that are Phrased as Facts, Rendering the Supporting Statement Materially False or Misleading.

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually Proponent's unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring the exclusion of the Proposal. In the alternative, these statements at the very least should be rephrased to either substantiate these assertions or indicate that they are merely the Proponent's opinions.[1]

i. The Proponent Improperly States Several Opinions Regarding the Effectiveness of Stock Options as if They Were Facts, With No Accompanying Substantiation, Rendering Them Materially False or Misleading.

The following sentences in the first paragraph of the Supporting Statement are uncorroborated opinions presented as facts:

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."
- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."
- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary performance."

Each of these three statements may lead shareowners to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation technique in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations, or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such allegedly "abundant" clarity.

---

[1] At most, the statements cited below represent the unsubstantiated and unlabeled opinions of the Proponent and must therefore be identified as such. Presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9. At a minimum, these statements should be revised to label them as an opinion statement. *See, e.g.*, *Watts Industries, Inc.* (avail. July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his "opinion"); *Pantepec Int'l., Inc.* (avail. May 18, 1987) (concurring with company's view that unsupported generalizations and assertions are misleading).

Similar phrases and statements of opinion in the past have led the Staff to grant no-action relief on the grounds that they were materially false and misleading. In *Halliburton Co.* (avail. Jan. 30, 2001) the Staff concurred that the following four sentences in the supporting statement of a shareowner proposal on performance-based senior executive compensation were false and misleading because they were proponent's unsubstantiated opinions phrased as facts:

> Too often, though, as is the case at our Company, the executive compensation system awards average or below average performance and does not motivate senior management to excel. Rather than challenging them to achieve superior performance, enormous compensation packages, including massive stock option grants, effectuate significant and unjustifiable transfer of wealth from shareholders to managers. Such a system is not in shareholders' interest. . . . The current Compensation Committee report does not adequately detail how the Company's executives compensation system focuses senior management on achieving long-term success.

In addition, the Staff has required proponents to substantiate opinions phrased as fact in a variety of other no-action letters. See, e.g., Home Depot, Inc. (avail. Apr. 4, 2000) (requiring the statements that "30% of HD directors have major flaws" and "Mr. Clendenin is over-extended" to be recast as proponent's opinion, and requiring that proponent include a source and citation for the statement that "70% of Home Depot directors are not independent").

In accordance with the Staff's position regarding unsubstantiated opinions phrased as factual assertions, these three excerpts demonstrate that the Supporting Statement contains false and misleading statements.

ii. The Proponent Improperly Cites Anonymous Support for the Proposal and Negative Public and Shareowner Reactions Without Accompanying Substantiation, Rendering This Statement Materially False or Misleading.

At the end of the Supporting Statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority, or support of any kind:

> In response to strong negative public and shareholder reaction to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this reform.

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation has been provided for this statement that would allow HP or its shareowners to evaluate its validity. The Proponent cites no support for the supposed presence of a "strong negative public and shareholder reaction." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives," or even which "executives" the Proponent refers to. There is no indication as to what "shareholder organizations," "executive compensation experts," and "companies" the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence indicated by the proponent that the number of supporters of this type of proposal is "growing," or that anyone supports the specific methodology "advocated by this reform." These vague and unsubstantiated references are misleading because they may improperly induce shareowners into supporting the proposal by making them believe that the same shareowner proposal is widely supported by a growing number of shareowner organizations, experts and companies, when in fact the Proposal provides no factual support for its claims.

The Staff has required substantiation of similar statements in situations where proponents cast opinions as facts without providing any factual support. *See, e.g., Boeing Co.* (avail. February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included). The shareowner proposal in *Boeing* included an assertion that "[m]anagement at the highest level of the company has stepped backward according to the standards of many institutional investors." The Staff found that this statement must be "revised to specifically identify the institutional investors referenced." Similarly, the Proponent's supporting statement lacks any indication as to the identity of the parties it refers to, or any support for its assertion whatsoever, and therefore may be omitted pursuant to Rule 14a-8(i)(3).

C. The Supporting Statement Improperly Characterizes the Proposal in A Manner That Is False and Misleading.

The Supporting Statement's final paragraph improperly characterizes the Proposal in a false and misleading manner by stating:

> At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term *corporate* performance.

(*emphasis added*). The Proposal suggests that linking executive compensation to a company's stock price performance relative to that of peer companies is synonymous with rewarding "long-term corporate performance." Yet the Proposal provides no factual support for its assertion that relative stock price performance correlates to "long-term corporate performance." Therefore, this portion of the Supporting Statement is further evidence that both the Proposal and

Supporting statement are false and misleading, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

D. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

In order to make the materially false and misleading statements in the Supporting Statement not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (avail. Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); *Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

E. Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

In sum, as discussed in Subsections A., B., C. and D., we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis. However, if the Staff were to depart from the above statements in SLB 14 in responding to this letter, we believe that the Proposal and Supporting Statement nonetheless would have to be substantially revised before they could be included in HP's 2003 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by HP if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when HP is attempting to finalize its proxy statement.

***

We would be happy to provide you with any additional information, including any documents cited herein but not included as exhibits, and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lynda M. Ruiz, HP's Corporate Counsel, at (650) 857-3760.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

ROM/eai
Attachments

cc: Lynda M. Ruiz, Corporate Counsel, Hewlett-Packard Company
Traci A. Thelen, Secretary, Financial Investors Trust

EXHIBIT A

SHAREHOLDER PROPOSAL BY
FINANCIAL INVESTORS TRUST
ON BEHALF OF THE UNITED ASSOCIATION
S&P 500 INDEX FUND

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

November 27, 2002

Ms. Ann O. Baskins
VP/General Counsel/Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Re: Shareholder Proposal

Dear Ms. Baskins,

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund (the "Fund") the enclosed shareholder proposal for inclusion in the Hewlett-Packard Company's (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in Hewlett-Packard Company for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate, at a later date, a representative to present the proposal at the annual meeting. Please call me with any questions.

Sincerely,

Traci A. Thelen
Secretary

Enclosures

Indexed Options Proposal

Resolved, that the shareholders of Hewlett-Packard Company (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

November 25, 2002

Ms. Ann O. Baskins
VP/Gen. Counsel/Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Re: Hewlett-Packard Company holding in UA S&P 500 Index Fund

Dear Ms. Baskins:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business 11/25/02 the Fund held 218,624.000 units of Hewlett-Packard Company. Our records indicate that The Fund has held shares of Hewlett-Packard Company for at least 2 year(s) with a balance of 141.744.000 units effective 10/31/00.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Hewlett-Packard may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";

- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;

- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion; and

- clarify the first sentence of the second paragraph that begins "Indexed stock options…" and ends "…primary competitors" to indicate that the statement is referring to only one type of "indexed stock options";

- specifically identify the entities referenced in the sentences that begin "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Hewlett-Packard with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Hewlett-Packard omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Hewlett-Packard may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor